ELECTROVAYA INC.

INFORMATION CIRCULAR

February 21, 2023

The enclosed proxy is solicited by the Board of Directors and Management of Electrovaya Inc. (the "Corporation") to be used at the annual and special meeting of shareholders of the Corporation (the "Meeting") to be held on March 24, 2023 and any adjournment thereof, called for the purposes set forth in the accompanying Notice of Meeting. The Meeting is to be held at 4:00 p.m. (Toronto time) at the offices of Electrovaya Inc. located at 6688 Kitimat Rd, Mississauga, Ontario, L5N 1P8.

Voting Shares and Principal Holders Thereof

As at February 21, 2023 (the record date for the Meeting), there were 164,854,334 common shares of the Corporation issued and outstanding (each a "Common Share"). Each registered holder of a Common Share as of the close of business on February 21, 2023 will be entitled to one vote for each Common Share held on the matters to be voted upon at the Meeting.

To the knowledge of the directors and officers of the Corporation, the only person who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the issued and outstanding Common Shares is Dr. Sankar Das Gupta, Executive Chairman of the Corporation, who beneficially owns or controls 51,653,754 Common Shares, representing approximately 31.33% of the outstanding Common Shares.

BUSINESS OF THE MEETING

Annual Financial Statements

Copies of the Corporation's audited financial statements for the year ended September 30, 2022, and Management's Discussion and Analysis in respect of such financial statements, are included with this mailing to shareholders who have requested to receive them. Neither confirmation of the resolution to receive the financial statements nor a resolution to dispense with the reading of the auditors' report thereon constitute approval or disapproval of any of the matters referred to therein.

Appointment of Auditor

Unless otherwise directed, the persons named in the enclosed proxy will vote FOR the re-appointment of Goodman & Associates LLP ("Goodman & Associates"), Chartered Accountants, Toronto, Ontario, as auditor of the Corporation, to hold office until the next annual meeting of shareholders or until their successors are appointed, and to authorize the directors to fix their remuneration. Goodman & Associates has been the auditor of the Corporation since February 2007.

Election of Directors

Majority Voting Policy

On February 14, 2014, the Board of Directors adopted a majority voting policy (the "Majority Voting Policy") to which all nominees for election to the Board are asked to agree prior to the Board of Directors recommending that they be elected. The policy applies only to uncontested elections, which are elections in which the number of nominees for director is equal to the number of positions available on the Board of Directors. Pursuant to the Majority Voting Policy, forms of proxy for meetings of the shareholders of the Corporation at which directors are to be elected provide the option of voting in favour of, or withholding from voting for, each individual nominee to the Board of Directors. If, with respect to any particular nominee, the number of Common Shares withheld from voting exceeds the number of Common Shares voted in favour of the nominee, then the nominee will be considered to have not received the support of the shareholders for the purpose of the Majority Voting Policy and such elected director is expected to immediately tender his or her resignation to the Board of Directors. The Nominating, Corporate Governance and Compensation Committee will consider the director's resignation and will recommend to the Board of Directors whether or not to accept it. The Committee will be expected to recommend accepting the resignation, except in situations where circumstances would warrant the applicable director to continue to serve on the Board of Directors. The Board of Directors will act on the Committee's recommendation as soon as reasonably possible and in any event within 90 days following the relevant shareholders' meeting. The Board shall accept the resignation absent exceptional circumstances. Following the Board of Directors' decision on the resignation, the Board of Directors shall promptly disclose, via press release, their decision whether to accept the resignation offer including the reasons for rejecting the resignation offer, if applicable. Subject to any restrictions imposed by the Business Corporations Act (Ontario) ("OBCA") or securities laws and regulations, the Board of Directors may (i) leave the resultant vacancy in the Board unfilled until the next annual meeting of shareholders of the Corporation, (ii) fill the vacancy through the appointment of a director whom the Board considers to merit the confidence of the shareholders, or (iii) call a special meeting of the shareholders of the Corporation to consider the election of a nominee to fill the vacant position. The director in question may not participate in any committee or Board votes concerning his or her resignation. This policy does not apply in circumstances involving contested director elections.

Five directors are to be elected at the Meeting to serve until the next annual meeting or until their successors are elected or appointed. Unless otherwise directed, the persons named in the enclosed proxy will vote FOR the election as directors of the nominees named below. All five of the nominees are presently directors of the Corporation whose term of office expires at the time of the Meeting unless they are then re-elected. The following information is submitted with respect to the nominees for directors:

Name, Residence, Office in the Corporation (if any) and Principal Occupation	Director Since	Common Shares Beneficially Owned as at Feb. 21, 2023(1)	Options Held as at Feb. 21, 2023	Warrants	Age

Dr. Sankar Das Gupta, Mississauga, Ontario, Canada, Executive Chairman of the Corporation	1996	51,653,754	3,500,000	7,100,000	72

Dr. Carolyn Hansson(2)(3), Waterloo, Ontario, Canada, Professor of Materials Engineering, Departments of Mechanical and Mechatronics Engineering and Civil and Environmental Engineering, University of Waterloo	2017	250,000	150,000	-	81

Dr. James K. Jacobs(2)(3), Toronto, Ontario, Retired	2018	2,390,536	95,000	-	74

Mr. Kartick Kumar, San Francisco, USA(2)(3)	2022	11	25,000	-	40

Dr. Rajshekar Das Gupta Oakville, Ontario, Canada Director, Chief Executive Officer	2022	1,184,842	8,275,000	194,421	40

(1) Not being within the knowledge of the Corporation, the number of Common Shares owned by each proposed director nominee has been provided by such director nominee.

(2) Audit Committee member.

(3) Nominating, Corporate Governance and Compensation Committee member.

Approval to Consolidate Common Shares at the Board's Discretion

The Board continually evaluates opportunities to maximize the value of shareholders' investment in the Corporation, which value is reflected by the trading price of the Common Shares. The Board believes the Corporation has made significant operational and product development advancements in recent years, and is aware that in the current market environment, battery manufacturers and other "clean-tech" businesses listed in the United States may benefit from greater visibility of listing on a major United States stock exchange. The Board believes listing the Common Shares on a major United States stock exchange may enhance the Corporation's capital markets profile with the potential effects of expanding the universe of shareholders who may invest in the Corporation's equity securities, increasing its financing opportunities, and increasing the liquidity of the Common Shares. In addition, the Corporation has contractually agreed with certain investors to take commercially reasonable steps to list the Common Shares on NASDAQ. The Corporation therefore intends to list the Common Shares on a major stock exchange in the United States.

The Corporation understands that initial listing requirements for NASDAQ typically include a minimum share price, which minimum price is higher than the current trading price range of the Common Shares. One method of achieving a higher price for meeting minimum share price requirements is through the consolidation of the Common Shares. In this context, the Board is of the opinion that it may be in the best interests of the Corporation to, at a future date, consolidate the issued and outstanding Common Shares.

Therefore, although the Board has not determined to proceed with a consolidation and there is no assurance that the Board will implement a share consolidation in the future, it is seeking authority from shareholders at the Meeting to do so at the Board's sole discretion. At the Meeting, shareholders will be asked to consider and approve, with or without modification, a special resolution (the "Consolidation Resolution") authorizing and approving an amendment to the Corporation's articles under the OBCA, the implementation of which shall be at the Board's sole discretion, to consolidate each Common Share as of the date articles of amendment are filed giving effect to such consolidation, at a ratio of one new common share for up to every five pre- consolidation Common Shares, or such lower consolidation ratio as the Board may determine and as may be accepted by TSX.

Although approval for a consolidation is being sought at the Meeting, if approved, such consolidation would ultimately only become effective at a future date determined by the Board if the Board determined it was in the best interests of the Corporation to implement a consolidation. There is no assurance that the Board will decide to implement a share consolidation and the Common Shares may remain unconsolidated indefinitely. If the Board decides to proceed with a consolidation, details of such consolidation will be announced by a news release, and, as applicable, a material change report.

Risks Associated with a Consolidation

In order to make a reasoned decision, shareholders should understand there are potential risks associated with a consolidation of Common Shares, including the risks described below. The risks described below are not an exhaustive list of every risk that could be relevant to a shareholder in the context of a consolidation. The risks include that:

● There can be no assurance that the market price of the consolidated Common Shares would increase after a consolidation to the extent required to meet any minimum listing standard for any stock exchange on which the Corporation desires to list the Common Shares, or that the market price of the Common Shares will not decrease in the future. There can also be no assurance that implementing the consolidation will, in and of itself, guarantee the listing of the Common Shares on any stock exchange. The market price of the Common Shares is also affected by, without limitation, the Corporation's financial and operational results, its financial position, including its liquidity and capital resources, industry conditions, the market's perception of the Corporation's business and other factors, and the ongoing global COVID-19 pandemic and the response of governments, regulators, businesses and customers to the pandemic, which are unrelated to the number of outstanding Common Shares.

● The market price of the Common Shares immediately following the implementation of a consolidation would be expected to be approximately equal to the market price of the Common Shares prior to the implementation of a consolidation multiplied by the consolidation ratio but there is no assurance that the anticipated market price immediately following the implementation of a consolidation would be realized or, if realized, would be sustained or would increase. There is a risk that the total market capitalization of the Common Shares (the trading price of one Common Share from time to time multiplied by the number of common shares outstanding from time to time) after the implementation of a consolidation could be lower than the total market capitalization of the Common Shares prior to the implementation of the consolidation.

● The marketability and trading liquidity of consolidated Common Shares might not improve after a consolidation, and it is possible the liquidity of the Common Shares may in fact be adversely impacted by a reduced number of issued and outstanding Common Shares.

● Although the Corporation believes that establishing a higher market price for the common shares could increase investment interest for the Common Shares in the capital markets by potentially broadening the pool of investors that may consider investing in the Corporation, including by making investment in the Common Shares possible for investors whose internal investment policies prohibit or discourage them from purchasing securities trading below a certain minimum price, there is no assurance that implementing a share consolidation would achieve this result.

● A consolidation could result in some shareholders owning "odd lots" of less than 100 or 1,000 Common Shares on a post-consolidation basis, which may make it more difficult for such shareholders to sell their Common Shares or which lots may require greater transaction costs per Common Share to sell.

● The mechanics used to eliminate fractional shares on a consolidation could result in a Shareholder holding slightly less than their pro rata share of all issued and outstanding Common Shares post-consolidation. The consolidation may even result in some Shareholders losing their entire equity interest in the Corporation, if at the time of consolidation, they do not hold enough pre-consolidation Common Shares to be issued at least one post-consolidation Common Share.

Principal Effects of a Consolidation

If the Board decides to proceed with a consolidation at the time, it deems appropriate, its principal effect will be to proportionately decrease the number of issued and outstanding Common Shares by a factor equal to the ultimately determined consolidation ratio. The consolidation of the Common Shares will take place simultaneously and uniformly for all Common Shares and is not expected to have any disproportionately beneficial or detrimental effect on any individual Shareholder. A consolidation would not have a dilutive or other economic effect on the Corporation's shareholders since each shareholder would hold the same percentage of Common Shares outstanding immediately following a consolidation as such shareholder held immediately prior to a consolidation (subject to elimination of fractional shares). A consolidation will not affect the relative voting and other rights that accompany Common Shares. As the Corporation currently has an unlimited number of common shares authorized for issuance, a consolidation would not have any effect on the number of common shares of the Corporation available for issuance.

Solely for purposes of illustration, on a pro forma basis, if the board determined to implement a 5:1 common share consolidation, based on the number of issued and outstanding common shares as at February 21, 2023, the number of issued and outstanding pre-consolidation Common Shares would be reduced from 164,854,334 to 32,970,866 (excluding the effect on fractional common shares as disclosed below). The actual number of new common shares issued would ultimately depend on the number of common shares outstanding on the date the Board were to determine that articles of amendment consolidating the common shares are to be filed and a consolidation ratio not exceeding 5:1 is set by the Board).

The exercise prices and the number of Common Shares issuable upon the exercise or deemed exercise of any stock options, warrants, or other convertible or exchangeable securities of the Corporation would be automatically adjusted in accordance with the terms of such securities based on the consolidation ratio.

Effect on Fractional Shareholders

No fractional shares would be issued, and no cash consideration would be paid, if, because of a consolidation, a shareholder would otherwise become entitled to a fraction of one common share. Persons otherwise entitled to receive fractional post-consolidation common shares would instead receive post-consolidation common shares rounded down to the nearest whole common share. As such, after a consolidation, shareholders as at the effective date of a consolidation will have no further interest in the corporation with respect to their fractional common shares. This would not, however, be the purpose for effecting a consolidation.

Effect on Share Certificates

If a consolidation is approved by the shareholders and implemented by the Board, registered shareholders would be required to exchange their certificates representing pre-consolidation common shares for new certificates representing post-consolidation common shares. If a share consolidation were to be implemented, a letter of transmittal that contains instructions on how to surrender common share certificate(s) representing pre-consolidation common shares to the transfer agent, TSX Trust Company, would be sent to shareholders. The transfer agent would forward to each registered shareholder who has sent the required documents a new certificate representing the number of post-consolidation common shares to which the registered shareholder would be entitled. Until surrendered, each certificate representing pre-consolidation common shares would be deemed to represent the number of whole post-consolidation common shares to which the holder is entitled resulting from a consolidation.

No delivery of a new share certificate will be made until the applicable holder surrenders its old share certificate along with the letter of transmittal to the Transfer Agent in the manner detailed therein. Non-Registered Shareholders holding their Common Shares through a bank, broker, agent or other nominee should note that such intermediaries may have specific procedures for processing share consolidations. Non-Registered Shareholders are strongly encouraged to contact their applicable bank, broker, agent or other nominee if they have any questions in this regard.

Implementation of a Common Share Consolidation

If the Consolidation Resolution is approved by the shareholders and the Board decides to implement a consolidation, the Corporation would file Articles of Amendment pursuant to the OBCA at that time to give effect to the consolidation. The consolidation would become effective on the date shown on the Articles of Amendment filed pursuant to the OBCA. To complete a consolidation, the consent of the TSX would be required and the Common Shares could be temporarily suspended. If the consolidation is approved at the Meeting, no further action on the part of the shareholders would be required for the Board to implement a consolidation.

No Dissent Rights

Shareholders are not entitled to exercise any statutory dissent rights under the OBCA with respect to a consolidation of the Common Shares.

Expected Accounting Consequences

If a consolidation is implemented, net income or loss per Common Share and other per share amounts are expected to increase because there will be fewer issued and outstanding Common Shares. In future financial statements, net income or loss per Common Share and other per share amounts for periods ending before a consolidation took effect would be recalculated to give retroactive effect to a consolidation to the beginning of the financial reporting period for which the consolidation applies.

Interests of Directors and Executive Officers in the Common Share Consolidation

The Corporation's directors and executive officers, and their associates, have no substantial interest, directly or indirectly, in any proposed consolidation except to the extent of their direct or indirect ownership of Common Shares, including Common Shares underlying outstanding options and warrants.

Approval of the Consolidation Resolution

The OBCA requires that any change in the number of shares of any class of shares of a corporation into a different number of shares of the same class must be approved by a special resolution of the shareholders of that corporation, being a majority of not less than two-thirds of the votes cast by the shareholders who voted in respect of that resolution in person or by proxy at the Meeting. The text of the Consolidation Resolution to be voted on at the Meeting by the shareholders is set forth below. If the Consolidation Resolution is not approved by Shareholders at the Meeting by the requisite majority, the Corporation will not be able to proceed with a consolidation of the Common Shares at its discretion. Furthermore, notwithstanding that all necessary approvals may be received, the Board may choose not to proceed with a consolidation of the Common Shares at all. Unless otherwise directed, the persons named in the enclosed proxy will vote FOR approval of the Consolidation Resolution in the form below:

BE IT RESOLVED as a special resolution that:

1. The Board of Directors (the "Board") be and is hereby authorized, for and on behalf of the Corporation, to amend the articles of the Corporation to change the number of issued and outstanding common shares of the Corporation by consolidating the issued and outstanding common shares on the basis of one new common share for every 5 existing common shares (or such lower consolidation ratio as may be determined by the Board) (the "Consolidation"), all as more fully described in the management information circular of the Corporation dated February 21, 2023 (the "Circular"), and subject to all necessary stock exchange and ministerial approvals;

2. if the Consolidation would otherwise result in a holder of common shares holding a fraction of a common share, such holder shall not receive any new whole common shares or any cash consideration for such fraction;

3. the implementation of the Consolidation shall only become effective at such date as may be determined by the Board if and when the Board considers it to be in the best interests of the Corporation to implement a Consolidation;

4. any director or officer of the Corporation be and is hereby authorized, for and on behalf of the Corporation, to execute and deliver or cause to be delivered Articles of Amendment to the Director under the Business Corporations Act (Ontario) if and when the Board determines to implement a Consolidation;

5. any director or officer of the Corporation is authorized to execute and deliver all other documents and do all other acts and things as they shall determine to be necessary or desirable in order to carry out the intent of the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of such act or thing; and

6. notwithstanding that this special resolution has been duly passed by the holders of the common shares of the Corporation, the Board may, in its sole discretion (including in the circumstances described in the Circular), revoke this special resolution in whole or in part at any time prior to its being given effect without further notice to, or approval of, the holders of the common shares of the Corporation.

Recommendation of the Board

The Board has carefully considered the implications of implementing a potential consolidation and the benefits of listing the Common Shares on a stock exchange in the United States, and determined that having the flexibility to do so, if warranted, is in the best interests of the Corporation, and unanimously recommends that Shareholders vote IN FAVOUR of the Consolidation Resolution at the Meeting.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

Except as described below, to the best of management's knowledge, no proposed director:

(a) is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that:

(i) was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(b) is, as at the date of the Circular, or has been within 10 years before the date of the Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c) has, within the 10 years before the date of the Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

On January 25, 2018, Litarion commenced a voluntary structured insolvency process and an Administrator was put in place for the sale of the business. On April 30, 2018, the Administrator commenced insolvency proceedings and assumed control of the assets of Litarion GmbH. Sankar Das Gupta, President and Chief Executive Officer of the Corporation, and Richard Halka were managing directors of Litarion until the Administrator's appointment.

In June, 2021, the administrator of Litarion and the Company and its officers agreed to mutually settle all claims as part of the termination of the insolvency proceedings.

Except as described below, to the best of management's knowledge, no person who is a nominee for director has been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a Proposed Nominee.

On June 30, 2017, the Corporation and Sankar Das Gupta, President and Chief Executive Officer of the Corporation, entered into a Settlement Agreement (the "Agreement") with Staff of the Ontario Securities Commission ("OSC") resolving issues the OSC identified with respect to the Corporation's continuous disclosure between December 2015 and September 2016 (the "Time Period"). The Agreement settled allegations by the OSC regarding unbalanced news releases that did not adequately disclose the nature and risks of newly-announced business arrangements issued by the Corporation during the Time Period, that the Corporation did not update previously announced forward-looking information in its Management Discussion and Analysis during the Time Period, and that the Corporation did not provide an accurate description of its business in its annual information form filed during the Time Period.

The Corporation did not face a financial penalty in relation to the Agreement. Dr. Das Gupta agreed to pay an administrative penalty and upgrade his personal knowledge of continuous disclosure standards. Under the terms of the Agreement, the Corporation agreed to additional steps to comply with continuous disclosure requirements, including

(a) a review of the Corporation's corporate governance framework by an independent consultant and adopting all recommended changes that are accepted by OSC Staff;

(b) institute a disclosure committee comprising 4 directors (2 of whom shall be independent) for a period of 20 months, which committee must approve all public disclosure made by the Corporation;

(c) name an independent director as Chair of the disclosure committee for a period of 20 months; and

(d) name an independent director as Chair of the Board for a period of 20 months.

Under the terms of the Settlement Agreement, Dr. Das Gupta agreed to:

(a) pay an administrative penalty of Cdn$250,000;

(b) a prohibition on acting as a director or officer of any reporting issuer, other than the Corporation or an affiliate, for a period of one year;

(c) pay the costs of the corporate governance consultant's review; and

(d) participate in, and pay for, a corporate governance course on disclosure issues acceptable to staff of the OSC.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Board of Directors of the Corporation has constituted a Nominating, Corporate Governance and Compensation Committee which typically consists of independent directors. The Nominating, Corporate Governance and Compensation Committee is responsible for reviewing the Corporation's overall compensation philosophy and corporate succession and development plans at the executive officer level. It has responsibility for the establishment of the Corporation's compensation policy and its implementation through an effective total compensation program and recommends to the Board of Directors for approval the salary levels, bonus potential and entitlement, and granting of stock options of all senior executives.

Kartick Kumar, Carolyn Hansson and Jim Jacobs are currently the members of the Nominating, Corporate Governance and Compensation Committee.

The Nominating, Corporate Governance and Compensation Committee is responsible, in particular, for annually reviewing the Corporation's compensation arrangements with its Named Executive Officers (i.e., the Chief Executive Officer, the Chief Financial Officer and any other executive officer whose total salary, bonus and other compensation exceeded $118,362 (Cdn $150,000) in respect of the 2022 fiscal year). When reviewing the compensation arrangements, the Nominating, Corporate Governance and Compensation Committee considers the objectives of 1) retaining and recruiting the executives critical to the success of the Corporation and the enhancement of shareholder value, 2) providing fair and competitive compensation, 3) balancing the interests of management and shareholders, and 4) rewarding performance.

All employees of the Corporation receive compensation based on their role, experience, skills and comparable compensation they could command in the market. The compensation payable consists of three main elements: base salary, short-term incentives and long-term incentives by way of the grant of stock options in accordance with the policies of the TSX and the terms of the Corporation's Stock Option Plan (see below).

Overview of Compensation Program

The Nominating, Corporate Governance and Compensation Committee does not have a specific, pre-determined compensation plan for the Chief Executive Officer and other executive officers, but rather reviews the performance of each executive officer at the end of each fiscal year. In determining executive compensation, the Nominating, Corporate Governance and Compensation Committee also considers the performance of the Corporation as a whole.

Benchmarking

The Corporation's compensation program is competitive with the remuneration practices of companies similar to the Corporation and those which represent potential competition for the Corporation's Named Executive Officers and other employees. In this respect, the Corporation identifies remuneration practices and remuneration levels of public and private companies that are likely to compete for its employees. The Nominating, Corporate Governance and Compensation Committee reviews each element of compensation for market competitiveness and it may weigh a particular element more heavily based on the Named Executive Officer's role within the Corporation.

No compensation consultant or advisor was retained at any time in the Corporation's most recently completed financial year to assist the Nominating, Corporate Governance and Compensation Committee in determining compensation for any of the Corporation's Named Executive Officers.

Description of Compensation Framework

Base salaries	The objective of the base salary is to attract, retain and motivate employees. Base salaries are reviewed annually.
"At Risk" Awards - Annual Bonus Incentive and Stock Option Plan

Named Executive Officers are eligible to receive annual cash bonuses and options to purchase Common Shares under the Stock Option Plan that are related to performance against strategic objectives in addition to base pay components.

See "Short-term and Long-term Incentives" below.

The base salary and any annual bonus incentive and stock option grants for each Named Executive Officer are determined based upon the Nominating, Corporate Governance and Compensation Committee's assessment of such executive's performance, competitive compensation levels in entities similar in size and function to the Corporation and the role such executive is expected to play in the performance of the Corporation. The Corporation's compensation program is performance based and combines the achievement of corporate objectives with an assessment of individual performance and potential. The program is designed to develop and motivate executives to execute the Corporation's short- and long-term goals and to act in the best interest of the Corporation and its shareholders. Equally important, the compensation program is structured to facilitate retaining and attracting senior management to the Corporation.

Risk Management

Risk management is a consideration of the Nominating, Corporate Governance and Compensation Committee in designing compensation programs. The Committee does not believe that its compensation practices would encourage a Named Executive Officer to take inappropriate or excessive risks, and no particular risks have been identified as arising from the Corporation's compensation practices that are reasonably likely to have a material adverse effect on the Corporation.

The executive officers and directors of the Corporation are not permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities of the Corporation granted as compensation or held, directly or indirectly, by the executive officers or directors.

The Corporation does not expect to make any significant changes to its compensation policies and practices in the next year.

Base Salary

In the Nominating, Corporate Governance and Compensation Committee's view, paying base compensation that is competitive in the market in which the Corporation operates is the first step to attracting and retaining talented, qualified and effective executives. The base salary of each particular executive officer is determined by the Nominating, Corporate Governance and Compensation Committee based upon such executive officer's performance, a consideration of competitive compensation levels in companies similar to the Corporation and review of the performance of the Corporation as a whole and the role such executive officer played in the Corporation's performance.

Short-term and Long-term Incentives

Bonuses are performance-based short-term financial incentives and may be paid based on certain indicators such as personal performance, team performance and/or the Corporation's financial performance.

The Corporation also provides long-term incentives by granting stock options to executive officers in accordance with the policies of the TSX and the terms of the Corporation's Stock Option Plan. Any options granted permit executive officers to acquire Common Shares at an exercise price equal to or greater than the closing market price of such Common Shares immediately prior to the time of grant of the option. The objective of granting options is to encourage executive officers to acquire an ownership interest in the Corporation over a period of time, which acts as a financial incentive for such executive officer to consider the long-term interests of the Corporation and its shareholders. When determining whether or not new stock options should be granted to an executive officer, and the number of any new stock options to be granted, the Nominating, Corporate Governance and Compensation Committee takes into account the number and terms of outstanding stock options held by the executive officer and their vesting provisions.

The Corporation has adopted the Stock Option Plan (as amended from time to time, the "Plan"), which provides for the issuance of stock options to attract, retain and motivate key employees, officers, directors and consultants and align their interests with those of the Corporation's shareholders.

The Corporation provides cash compensation to each of the Key Personnel in the amounts and on the terms set forth opposite their names in Exhibit A.

Exhibit A - Cash Compensation for Key Personnel

Recipient	Cash Compensation	Bonus: subject to Board Approval
Raj Das Gupta, Chief Executive Officer	Cdn $250,000 per annum	Cdn $200,000 per annum
Sankar Das Gupta, Executive Chairman	Cdn $250,000 per annum	-
John Gibson, Chief Financial Officer	Cdn $200,000 per annum	-

The Corporation provides special option grants to each of the Key Personnel in the amounts and on the terms set forth opposite their names in Exhibit B.

Exhibit B - Special Option Grants (Fiscal 2021-22)

Options shall be granted to Dr. Raj Das Gupta, Chief Executive Officer of the Corporation, as follows:

Options Granted	Vesting	Exercise Price per Option (Cdn)
1,500,000	On the market capitalization of the Corporation having reached Cdn $218,000,000 during the Option Period.	$1.00
1,500,000	On the market capitalization of the Corporation having reached Cdn $293,000,000 during the Option Period.	$1.00
1,500,000	On the market capitalization of the Corporation having reached Cdn $368,000,000 during the Option Period.	$1.00

Options shall be granted to Dr. Sankar Das Gupta, Executive Chairman of the Corporation, as follows:

Options Granted	Vesting	Exercise Price per Option (Cdn)
1,000,000	On the market capitalization of the Corporation having reached Cdn $218,000,000 during the Option Period.	$1.00
1,000,000	On the market capitalization of the Corporation having reached Cdn $293,000,000 during the Option Period.	$1.00

Named Executive Officers' Compensation

The components of the Named Executive Officers' compensation include base compensation, performance bonuses and stock option awards. The general compensation philosophy of the Corporation for Named Executive Officers, including the Chief Executive Officer, is to provide a level of compensation that is competitive within the North American marketplace and that will attract and retain individuals with the experience and qualifications necessary for the Corporation to be successful, and to provide long-term incentive compensation which aligns the interest of executives with those of the shareholders and provide long-term incentives to members of senior management whose actions have a direct and identifiable impact on the performance of the Corporation and who have material responsibility for long-range strategy development and implementation.

In establishing each Named Executive Officer's compensation, the Nominating, Corporate Governance and Compensation Committee reviews the Named Executive Officer's overall contributions to the affairs of the Corporation.

Summary Compensation

As the Corporation has adopted the U.S. dollar as its reporting currency, all amounts shown below and all references in this information circular to "dollar", "dollars" or "$" refer to the lawful currency of the United States of America, unless otherwise expressly stated. All references in this information circular to "Cdn$" or to "Canadian dollars" refer to the lawful currency of Canada.

Aggregate Compensation

During the fiscal year ended September 30, 2022, the Corporation paid approximately $1,040,018 to the Named Executive Officers and directors for services rendered in all capacities. Except as described herein, there are no plans in effect pursuant to which cash or non-cash compensation was paid or distributed to such officers and directors during the most recently completed financial year or is proposed to be paid or distributed in a subsequent year. The following table sets forth all compensation paid by the Corporation to its Named Executive Officers in the fiscal years indicated.`

Name and principal position	Year	Salary	Share - based awards	Option-based awards	Non-equity Incentive Plan Compensation		Pension value	All other compensation	Total compensation
					Annual incentive plans	Long-term incentive plans
		($)	($)	($)	($)	($)	($)	($)	($)
Sankar Das Gupta, Executive Chairman	2022	195,084(1)	-	62,670(8)	-	-	-	11,705 (15)	269,459
	2021	284,535(1& 2)	-	1,261,781(11)	-	-	-	11,836 (17)	1,558,152
	2020	186,067(1)	-	-	-	-	-	11,164 (18)	197,231
Rajshekar Dasgupta , Chief Executive Officer	2022	202,438(7)	-	78,338(9)	-	100,663(7)	-	4,389 (16)	285,174
	2021	161,158(1&4)	-	2,724,301(12)	-	-	-	-	2,885,459
	2020	126,240	-	180,612(14)	-	-	-	-	306,852
Richard P.Halka Former Chief Financial Officer	2022	153,304(5&6)	-	-	-	-	-	-	153,304
	2021	158,427(1&3)	-	57,354(13)	-	-	-	-	215,781
	2020	133,968	-	-	-	-	-	-	133,968
John Gibson ,Chief Financial Officer	2022	47,881	-	62,670(10)	-	-	-	-	110,551

Summary Compensation Table

(1) Compensation in Cdn$ remained unchanged from Fiscal 2021 to Fiscal 2022. The changes year-over year are due to changes in the US/Cdn$ foreign exchange rates from Fiscal 2021 to Fiscal 2022.

(2) Consists of vacation pay encashments of $87,257.

(3) Consists of vacation pay encashments of $16,389.

(4) Consists of vacation pay encashments of $19,120.

(5) Consists of final vacation pay of $5,040.

(6) Consists of bonus payment of $7,804.

(7) Consists of bonus payment of $100,663 and salary increase of Cdn $70,000 per annum effective May 24, 2022.

(8) Consists of the value of option grants on the date of grant. The 200,000 options vest on grant.

(9) Consists of the value of option grants on the date of grant. The 250,000 options vest on grant.

(10) Consists of the value of option grants on the date of grant. The 200,000 options vest over a 3 year period.

(11) Consists of the value of option grants on date of grant including vested option grants of 200,000 and the 2,000,000 Special Option Grants that have not yet vested as the terms for vesting have not been met.

(12) Consists of the value of option grants on date of grant including vested option grants of 250,000 and the 4,500,000 Special Option Grants that have not yet vested as the terms for vesting have not been met.

(13) Consists of the value of option grants on the date of grant. The 100,000 options vest over a 3 year period.

(14) Consists of the value of option grants on the date of grant. The 500,000 options vest on grant.

(15) Consists of a monthly car allowance of $975 (Cdn$1,250).

(16) Consists of a monthly car allowance of $975 (Cdn$1,250) effective 24 May, 2022.

(17) Consists of a monthly car allowance of $986 (Cdn$1,250).

(18) Consists of a monthly car allowance of $930 (Cdn$1,250).

The Corporation accounts for all share-based payments to employees and non-employees using the fair value based method of accounting. The Corporation measures the compensation cost of stock- based option awards to employees at the grant date using the Black-Scholes option pricing model to determine the fair value of the options. The share-based compensation cost of the options is recognized as stock-based compensation expense over the relevant vesting period of the stock options.

The key assumptions

Under the Corporation`s stock option plan, all options granted under the plan have a maximum term of 10 years and have an exercise price per share of not less than the market value of the Common Shares on the date of grant. The Board of Directors has the discretion to accelerate the vesting of options or stock appreciation rights granted under the plan in accordance with applicable laws and the rules and policies of any stock exchange on which the Common Shares are listed.

The Corporation has an option plan whereby options are granted to employees and consultants as part of our incentive plans. Stock options vest in installments over the vesting period. Stock options typically vest one third each year over 3 years or immediately as approved by the Board. The Corporation treats each installment as a separate grant in determining stock-based compensation expenses.

The grant date fair value of options granted to employees is recognized as stock-based compensation expense, with a corresponding charge to contributed surplus, over the vesting period. The expense is adjusted to reflect the estimated number of options expected to vest at the end of the vesting period, adjusted for the estimated forfeitures during the period. Any cumulative adjustment prior to vesting is recognized in the current period. No adjustment is made to any expense recognized in the prior periods if share options ultimately exercised are different to that estimated on vesting. The fair value of options is measured using the Black-Scholes option pricing model. Measurement inputs include the price of Common Shares on the measurement date, exercise price of the option, expected volatility of our Common Shares (based on weighted average historic volatility), weighted average expected life of the option (based on historical experience and general option holder behavior), expected dividends, estimated forfeitures and the risk-free interest rate.

The key assumptions used under the Black-Scholes model in valuing the options are summarized below:

Exercise price	$0.44
Average expected life in years	10
Volatility	81.56%
Risk-free weighted interest rate	2.65%
Dividend yield	-

Upon exercise of options, the proceeds received net of any directly attributable transaction costs up to the nominal value of the shares issued are allocated to share capital with any excess being recorded in retained earnings or deficit.

The following tables set out, respectively, in respect of the Named Executive Officers of the Corporation (i) option-based awards that are outstanding as at September 30, 2022, and (ii) award value vested or earned during the 2022 financial year:

	Option-Based Awards				Share-Based Awards
Name	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the-money options	Number of shares or units that have not vested	Market or payout value of share- based awards that have not vested	Market or payout value of vested share- based awards not paid out or distributed
	(#)	($)		($)(1)	(#)	($)	($)
Sankar Das Gupta, Executive Chairman	1,100,000	$0.56	2024/02/19	223,175.97	-	-	-
	200,000	$0.78	2031/09/13	-	-	-	-
	2,000,000	$0.78	2031/09/13	-	-	-	-
	200,00	$0.44	2032/06/20	63,987.51
Richard P. Halka, Former Chief Financial Officer	200,000	$0.54	2025/09/30	45,259,46	-	-	-
	60,000	$1.66	2026/12/30	-	-	-	-
	33,334	$0.78	2031/09/13	-	-	-	-
Rajshekar Das Gupta, Chief Executive Officer	250,000	$0.44	2023/06/20	79,984.39	-	-	-
	34,000	$0.25	2022/12/11	17,510.73	-	-	-
	100,000	$0.56	2024/02/19	20,288.72	-	-	-
	90,000	$0.51	2025/02/18	23,175.97	-	-	-
	25,000	$0.62	2026/02/10	3,706.59	-	-	-
	60,000	$1.66	2026/12/30	-	-	-	-
	375,000	$0.23	2029/07/31	198,985.56	-	-	-
	2,125,000	$0.23	2029/07/31	1,127,584.86	-	-	-
	500,000	$0.52	2030/09/11	124,853.69	-	-	-
	250,000	$0.52	2030/09/11	62,426.84	-	-	-
	4,500,000	$0.52	2030/09/11	1,123,683.18	-	-	-
John Gibson, Chief Financial Officer	200,000	$0.44	2032/06/2	63,987.51	-	-	-

(1) The underlying value is calculated based on the difference between the market value of the Common Shares underlying the options at the end of the fiscal year and the exercise price of the option.

Name	Option-based Awards Value Vested during the Year ($)(1)	Share-based Awards - Value Vested during the Year ($)	Non-equity Incentive Plan Compensation- Value Earned during the Year ($)
Sankar Das Gupta, Executive Chairman	-	-	-
Rajshekar Das Gupta, Chief Executive Officer	72,831	-	-
Richard P.Halka Chief Executive Officer	5,983	-	-

(1) Value vested during the year represents the aggregate dollar value that would have been realized if options had been exercised on the vesting date and is calculated as the difference between the market price of the underlying securities and the exercise price of the option-based award on the vesting date.

Compensation of Directors

Name	Fees Earned ($)	Share based Awards ($)	Option- based awards ($)	Non-equity plan compensation ($)	Pension Value ($)	All other Compensation ($)	Total ($)
Bejoy Das Gupta	7,803	-	20,950	-	-	-	28,753
Carolyn Hansson	7,803	-	20,950	-	-	-	28,753
James K. Jacobs	7,803	-	20,950	-	-	-	28,753
John A Macdonald	3,902	-	-	-	-	-	3,902
Alex McLean	3,902	-	-	-	-	-	3,902
Kartick Kumar	5,853	-	20,950	-	-	-	26,803

The amount of yearly fees paid to each director is Cdn$10,000 plus 25,000 options for fiscal year 2022.

From time to time, the Corporation uses the services of non-employee directors as consultants and compensates them for their services on a fair market basis, in cash or common shares. In fiscal year 2022, payments of $Nil were made to non-employee directors for consulting services.

The Corporation does not have a pension plan for any of its directors, officers or employees.

The following tables set out, respectively, in respect of non-employee directors of the Corporation, (i) all option-based awards outstanding as at September 30, 2022, and (ii) award value vested or earned during the year:

	Option-Based Awards				Share-Based Awards
Name	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the-money options	Number of shares or units that have not vested	Market or payout value of share- based awards that have not vested	Market or payout value of share- based awards that have not vested
	(#)	($)		($)(1)	(#)	($)	($)
Bejoy Das Gupta	8,000	$0.55	2023/02/22	1,685.52	-	-	-
	8,000	$0.56	2024/02/19	1,623.10	-	-	-
	7,000	$0.80	2024/05/22	-	-	-	-
	15,000	$0.71	2025/05/20	819.35	-	-	-
	15,000	$1.66	2026/12/30	-	-	-	-
	40,000	$0.22	2028/02/22	21,849.4	-	-	-
	30,000	$0.23	2029/07/31	15,918.85	-	-	-
	30,000	$0.52	2030/09/11	7,491.22	-	-	-
	25,000	$0.78	2031/09/11	-	-	-	-
	25,000	$0.44	2032/06/20	7,998.44	-	-	-
Alex McLean	8,000	$0.55	2023/02/22	1,685.52	-	-	-
	8,000	$0.56	2024/02/19	1,623.10	-	-	-
	7,000	$0.80	2024/05/22	-	-	-	-
	15,000	$0.71	2025/05/20	819.35	-	-	-
	15,000	$1.66	2026/12/30	-	-	-	-
	40,000	$0.22	2028/02/22	21,849.40	-	-	-
	30,000	$0.23	2029/07/31	15,918.85	-	-	-
	30,000	$0.52	2030/09/11	7,491.22	-	-	-
	40,000	$0.78	2031/09/11	-	-	-	-
Carolyn M. Hansson	40,000	$0.22	2028/02/22	2`,849.40	-	-	-
	30,000	$0.23	2029/07/31	15,918.855	-	-	-
	30,000	$0.52	2030/09/11	7,491.22	-	-	-
	25,000	$0.78	2031/09/11	-	-	-	-
	25,000	$0.44	2032/06/20	7,998.44	-	-	-
John A. Macdonald	30,000	$0.52	2030/09/11	7,491.224	-	-	-
	25,000	$0.78	2031/09/11	-	-	-	-
James K. Jacobs	15,000	$0.23	2029/07/31	-	-	-	-
	30,000	$0.52	2030/09/11	7,491.22	-	-	-
	25,000	$0.78	2031/09/11	-	-	-	-
	25,000	$0.44	2032/06/20	7,998.44	-	-	-
Kartick Kumar	25,000	$0.44	2032/06/20	7,998.44	-	-	-

(1) The underlying value is calculated based on the difference between the market values of these securities underlying the options at the end of the fiscal year and the exercise price of the option.

Name	Option-based Awards Value Vested during the Year ($)(1)	Share-based Awards - Value Vested during the Year ($)	Non-equity Incentive Plan Compensation- Value Earned during the Year ($)
Alex McLean	5,600	-	-
Bejoy Das Gupta	5,600	-	-
Carolyn Hansson	5,600	-	-
John A. Macdonald	5,600	-	-
James K. Jacobs	5,600	-	-
Kartick Kumar	-	-	-

(1) Value vested during the year represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date, and is calculated as the difference between the market price of the underlying securities and the exercise price of the option-based award on the vesting date.

Securities Authorized for Issuance under Equity Compensation Plans

Equity Compensation Plan Information as of September 30, 2022

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)
Equity compensation plans approved by securityholders	18,643,941	$0.48	6,513,827
Equity compensation plans not approved by securityholders	-	-	-
Total	18,643,941	$0.48

Employment Contracts with Change of Control Benefits

In May 2001, Dr. Sankar Das Gupta, the Executive Chairman of the Corporation, entered into an employment agreement with the Corporation. Pursuant to such employment agreement, Dr. Das Gupta is entitled to an annual salary of Cdn $250,000, a car allowance and other benefits competitive with industry standards. The Corporation retains all proprietary and intellectual property rights in everything created, developed or conceived of by Dr. Das Gupta while employed with the Corporation. The employment agreement requires that Dr. Das Gupta devote substantially all of his business time and energies to the business and affairs of the Corporation. The employment agreement continues until terminated in accordance with its terms. If terminated without cause, the agreement entitles Dr. Das Gupta to receive two years' salary. The employment agreement contains non-competition and non-solicitation covenants during the term of employment and for two years thereafter and also contains a confidentiality covenant applicable during the term of employment and indefinitely thereafter.

If Dr. Das Gupta had been terminated on September 30, 2022, Dr. Das Gupta would be entitled to a lump sum payment of Cdn$500,000.

The Corporation also has non-disclosure agreements with all of its employees and consultants which apply during and after the term of their respective agreements.

The Corporation does not have a key-person employee life insurance policy with respect to any of its executive officers.

Stock Option Plan

The Corporation has adopted an amended and restated stock option plan dated February 28, 2012 as amended by Amendment No. 1 effective as of March 28, 2014, Amendment No. 2 effective as of March 31, 2017, Amendment No. 3 effective as of July 31, 2019 Amendment No. 4 effective as of February 17, 2021, and by Amendment No. 5 effective March 25, 2022 (the "Stock Option Plan" or the "Plan").

The purpose of the Stock Option Plan is to attract, retain and motivate key employees, officers, directors and consultants. The Plan encourages equity participation in the Corporation by management, employees and consultants and members of the Board. In addition, the Board believes that the granting of options to management, employees and consultants working with the Corporation are an important part of the Corporation's compensation program, as a long-term incentive, to retain and attract outstanding personnel in a competitive employment market. Options align the interests of employees with shareholders' interests and allow employees to increase their financial interest in the Corporation.

The Nominating, Corporate Governance and Compensation Committee of the Board of Directors administers the Plan and determines the eligibility of individuals to participate in the Plan and the terms of options and stock appreciation rights ("SAR") granted under the Plan. Individuals that are currently eligible to participate in the Plan are full-time or part-time employees of the Corporation or any of its affiliates, including an officer, whether or not a director, any director of the Corporation or any of its affiliates, and any consultant of the Corporation or any of its affiliates.

	Plan	Outstanding	Remaining Securities
	Maximum	Securities Awarded	Available for Grant
Securities issuable - total	30,000,000	18,591,941	6,461,827
Securities issuable - relative to 164,854,334 issued and outstanding Common Shares (as at February 21, 2023)	18.2%	11.28%	3.92%

The maximum number of Common Shares currently issuable upon the exercise of stock options under the Plan is 30,000,000 Shares. The Plan provides that: (i) the maximum number of shares that may be issuable to insiders of the Corporation under all of the Corporation's security based compensation arrangements shall not exceed 10% of the issued and outstanding shares; and (ii) the maximum number of shares that may be issued to insiders in any one year period under all of the Corporation's security based compensation arrangements shall not exceed 10% of the issued and outstanding shares.

All options or SARs granted under the Plan have a maximum term of 10 years. The exercise price of the options is determined by the Nominating, Corporate Governance and Compensation Committee at the time of grant, and must be an exercise price per share of not less than the market value of the Common Shares on the date of grant. Options granted under the Plan vest 1/3 on the first anniversary of the grant, 1/3 on the second anniversary of the grant and 1/3 after the third anniversary of the grant; however, the Board of Directors has the discretion to accelerate the vesting of options or SARs granted under the Plan in accordance with applicable laws and the rules and policies of any stock exchange on which the Common Shares are listed. If a participant's employment is terminated without cause, the vested portion of any grant will remain exercisable until their expiration date and any unvested options or SARs will expire on termination, unless the options or SARs would have vested within six months or within the required statutory notice period, in which case they will remain exercisable until their expiration date. In the event of termination for cause, the vested portion of any grant will remain exercisable for a period of 30 days after the date the person ceases to be an employee and the unvested balance shall terminate. In the event of termination due to death or disability, the participant's options or SARs may be exercised within 12 months of the participant's death or disability, to the extent that such options or SARs would have otherwise been exercisable prior to the first anniversary of the participant's death or disability.

At the sole discretion of the Nominating, Corporate Governance and Compensation Committee, a SAR may be granted in tandem with an option in any grant. A SAR entitles the participant to surrender to the Corporation the related option and exercise and receive from the Corporation upon such surrender an amount equal to the amount by which the Market Value of a Common Share on the date of exercise of the SAR exceeds the exercise price of the share covered by such option (for this purpose, "Market Value" is generally the closing price of the shares on the TSX on the last trading day prior to the date of exercise). That amount is then aggregated with the amounts receivable, calculated as described above, in respect of all SARs which are concurrently exercised; provided that the Nominating, Corporate Governance and Compensation Committee is entitled, in its sole discretion, to elect to settle the obligation arising out of the exercise of SARs by the payment of cash, by the issuance of shares or by any combination of shares and cash, in the proportions determined by the committee. If settlement is to be made in whole or in part in shares, the number of shares to be delivered shall be the largest whole number of shares obtained by dividing the cash sum otherwise payable as a result of the exercise of the SARs for which settlement is to be made in shares by the Market Value (calculated as described above) of a share on the date of exercise of such SARs. No fractional shares will be issued in full or partial settlement of any part of an SAR covered by a grant. To date, the Corporation has not granted any SARs.

Unless otherwise provided by the Nominating, Corporate Governance and Compensation Committee and permitted by applicable laws (including the rules of any stock exchange on which the Corporation's shares may then be listed or quoted), options and SARs, if any, granted to a participant under the Stock Option Plan are exercisable during the participant's lifetime only by the participant or the participant's legal representative and are not assignable or transferable otherwise than by will or by the laws governing the devolution of property in the event of death.

The subscription price for each Common Share subject to an option granted under the Plan is determined by the Nominating, Corporate Governance and Compensation Committee. The Plan provides that the exercise price of options may not be lower than the "market value" of the Common Shares, where, as long as the Common Shares are traded on the TSX, the "market value" is the closing price of the Common Shares on the TSX on the last trading day prior to the date of the award on which there was a trade in the Common Shares. If no Common Shares were traded in the five trading days prior to the date of the award, the "market value" is the average of the high and low prices for board lots for the five trading days prior to the award date. Upon meeting performance objectives, as established by the Board of Directors at the time the awards were granted, participants will receive such number of Common Shares as allotted to them for no further consideration.

The Plan does not include provisions for financial assistance to participants to exercise options granted pursuant to the Plan.

From time to time, and subject to obtaining (i) any necessary regulatory approvals, and (ii) any shareholder approvals required by applicable law or as specified in the following sentence, the Board may amend, delete or waive any provisions of the Plan. The Plan specifically requires approval of a majority of the shareholders entitled to vote at a meeting of shareholders for any of following amendments to the Plan:

(a) any amendment to the number of securities issuable under the Plan, including an increase to a fixed maximum number of securities or a change from a fixed maximum number of securities to a fixed maximum percentage (other than change to a fixed maximum percentage that was previously approved by shareholders);

(b) any change to the eligible participants that would have the potential of broadening or increasing insider participation;

(c) the addition of any form of financial assistance;

(d) any amendment to a financial assistance provision that is more favourable to participants;

(e) the addition of a cashless exercise feature, payable in cash or shares that does not provide for a full deduction of the number of underlying shares from those reserved for issuance under the Plan;

(f) the addition of a deferred or restricted share or any other provision that results in participants receiving securities while no cash consideration is received by the issuer; and

(g) any amendment that the Board determines should be subject to shareholder approval.

Votes attaching to any shares held by insiders who hold options are excluded when determining shareholder approval of any amendment.

Additionally, under policies of the TSX, specific security holder approval is required for amendments to and of the following aspects of a security based compensation arrangement:

(a) a reduction in the exercise price or purchase price under a security based compensation arrangement benefiting an insider;

(b) an extension of the term under a security based compensation arrangement benefiting an insider; and

(c) amendments to an amending provision within a security based compensation arrangement.

Examples of amendments that the Board can make without the approval of shareholders include, but are not limited to:

(a) amendments of a "housekeeping" nature;

(b) a change to the vesting provisions;

(c) a change to the termination provisions that does not entail an extension beyond the original expiry date; and

(d) the addition of a cashless exercise feature, payable in cash or shares, that provides for a full deduction of the number of underlying shares from those reserved for issuance under the Plan.

Annual Burn Rate

The information presented below is provided as required under section 613 of the TSX Company Manual in respect of the annual burn rate of the Corporation's security-based compensation arrangements.

Security-Based Compensation Arrangement[1]	2020	2021	2022
Stock Option Plan	1.2%	5.4%	1.02%

(1) The weighted average number of Common Shares of the Corporation over the past three financial years is as follows: 2020: 119,626,999, 2021: 139,893,853 and 2022: 147,723,114

Directors' and Officers' Indemnification and Insurance

Under the OBCA, the Corporation is permitted to indemnify its directors and officers and former directors and officers against costs and expenses, including amounts paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which they are made parties because of their position as directors or officers, including an action against the Corporation. In order to be entitled to indemnification under this Act, the director or officer must act honestly and in good faith with a view to the best interests of the Corporation, and in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the director or officer must have reasonable grounds for believing that his or her conduct was lawful.

Under its by-laws, the Corporation may indemnify, as required or permitted by the OBCA, its current and former directors and officers, any person who acts or has acted on its behalf as a director or officer of a corporation of which the Corporation is or was a shareholder or creditor, and any of their heirs and legal representatives.

The Corporation has purchased directors' and officers' liability insurance for the benefit of its directors and officers and those of its subsidiaries. The Corporation's premium for that insurance in fiscal year 2022 was CDN $399,600.

Indebtedness of Directors and Senior Officers

As at the date hereof, no director or officer of the Corporation is indebted to the Corporation.

Stock Performance Chart

The following graph and table assume that Cdn$100 was invested in the Corporation's Common Shares over the five most recently completed financial years and compares the percentage change in the cumulative total shareholder return over those five years with the cumulative total return of the S&P/TSX Composite Total Return Index. The S&P/TSX Composite Total Return Index comprises a majority of market capitalization for Canadian- based, TSX listed companies.

Date	Electrovaya Common Shares	S&P/TSX Composite Total Return Index
September 30, 2018	100	100
September 30, 2019	89	104
September 30, 2020	400	100
September 30, 2021	573	125
September 30, 2022	436	115

During the time covered by this graph, the Corporation's share price has fluctuated, with the most recent fiscal year showing a 24% decrease in share price from Cdn$1.29 as at September 30, 2021, to Cdn$0.98 as at September 30, 2022.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Set out in Appendix 1 "Corporate Governance Practices" to this Circular is information in respect of the Board of Directors as currently constituted and the corporate governance practices of the Corporation. The Corporation is committed to maintaining high standards of corporate governance and has reviewed its approach to corporate governance in light of the recommended best practices contained in National Policy 58-201 - Corporate Governance Guidelines ("NP 58- 201") and National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58- 101").

The Board of Directors of the Corporation has constituted the Nominating, Corporate Governance and Compensation Committee which consists of independent directors in order to review and, if deemed necessary, to recommend changes to the corporate governance practices of the Corporation. The Corporation expects to reconstitute the Nominating, Corporate Governance and Compensation Committee upon completion of the Meeting and the election of Directors for the 2021 fiscal year.

The Board of Directors

The Corporation's Board of Directors is responsible for the supervision of the management of the Corporation's business and affairs. Under its governing statute (the Business Corporations Act (Ontario)), the Board is required to carry out its duties with a view to the best interests of the Corporation.

The frequency of the meetings of the Board of Directors as well as the nature of agenda items change depending upon the state of the Corporation's affairs and in light of opportunities or risks which the Corporation faces.

The Board believes that its relationship with management in supervising the business and affairs of the Corporation is appropriate and the Board will continue to carefully monitor the Corporation and management.

Committees

The Board and its committees (consisting of an Audit Committee, and a Nominating, Corporate Governance and Compensation Committee) operate efficiently and are available to consider the views of management and investors concerning their needs and decisions affecting the Corporation. All committees are composed of outside directors who are "independent" as defined in NI 58-101.

Audit Committee

The Audit Committee operates under guidelines established by the Canadian Securities Administrators ("CSA") and follows recommendations of the Corporation's outside auditors to enhance the effectiveness of those guidelines. The Audit Committee also operates in accordance with National Instrument 52-110 - Audit Committees of the CSA ("NI 52-110"). In addition to carrying out its statutory legal responsibilities (including review of the Corporation's annual and interim financial statements and management's discussion and analysis thereon prior to their presentation to the Board) the Audit Committee reviews all other financial reporting of the Corporation. The Audit Committee meets with the Corporation's external auditors at least four times a year and with members of management at least four times a year (and more frequently as necessary) to assist it in the effective discharge of its duties. The Audit Committee also recommends to the Board the auditors to be appointed as the Corporation's auditors at the annual meeting and the terms of their remuneration.

Any non-audit services proposed to be provided to the Corporation by its auditors are presented to the Audit Committee for prior approval.

Carolyn Hansson, and Jim Jacobs were appointed as members of the Audit Committee on March 28, 2019. On February 7, 2022 Kartick Kumar was appointed as a member of the Audit Committee and the Nomination, Corporate Governance & Compensation Committee.

All members of the Audit Committee are considered to be financially literate as required by NI 52-110. All members of the Audit Committee are also independent, as required by NI 52-110. Additional information regarding the Audit Committee is provided in the "Additional Information - Audit Committee" section of the Corporation's most recently filed annual information form, available free of charge on the SEDAR website for Canadian regulatory filings at www.sedar.com. Shareholders may also contact the Corporation at (905) 855-4610 to request a copy of the annual information form free of charge.

Nominating, Corporate Governance and Compensation Committee

The Nominating, Corporate Governance and Compensation Committee supports the Board with the development, review, planning and implementation of the Corporation's approach to governance issues including recommending to the Board limits to management's responsibilities. At present, in addition to those matters which must by law be approved by the Board, management is required to seek Board approval for any transaction which is out of the ordinary course of business.

The Nominating, Corporate Governance and Compensation Committee is also responsible for reviewing the Corporation's overall compensation philosophy and corporate succession and development plans at the executive officer level. It has responsibility for the establishment of the Corporation's compensation policy and its implementation through an effective total compensation program. See "Statement of Executive Compensation" above. The members of the Committee are all senior business people with long histories in the technology and other industries and with experience in matters of executive compensation practices and policies. The Board believes that the Committee has the knowledge, experience and background required to fulfill its mandate in this regard.

In addition, the Nominating, Corporate Governance and Compensation Committee is responsible for recommending to the Board internal guidelines on corporate governance issues in the context of the Corporation's particular circumstances and to recommend the making of appropriate adjustments as necessary to accommodate the changing needs of investors and the Corporation in the context of NP 58-201. The identification of characteristics required in new Board members and the recommendation to the Board of nominees to the Board of Directors are within the mandate of this committee. However, the actual nomination of new Board members remains with the Board of Directors of the Corporation. The members of this committee have never been officers of the Corporation or any of its subsidiaries, with the exception of Jim Jacobs who served as an officer of the Corporation from September 1996 to October 2006. None of the members of the Committee are indebted to the Corporation.

Kartick Kumar, Carolyn Hansson and Jim Jacobs were members of the Nominating, Corporate Governance and Compensation Committee in 2022.

Response to Shareholders

Management is available to shareholders to respond to questions and concerns on a prompt basis. The Board believes that its communications with shareholders and the avenues available for shareholders and others interested in the Corporation to have their inquiries about the Corporation answered are responsive and effective.

Expectations of Management

The Board works closely with members of management. The Board has access to information relating to the operations of the Corporation through the membership on the Board of the Chief Executive Officer of the Corporation and, as necessary, the attendance at Board meetings by other members of management at the request of the Board, both of which are key elements to the effective and informed functioning of the Board.

The Board expects the Corporation's management to take the initiative in identifying opportunities and risks affecting the Corporation's business and finding means to deal with these opportunities and risks for the benefit of the Corporation. The Board is confident that the Corporation's management responds ably to this expectation.

SOLICITATION OF PROXIES

The solicitation of proxies is made on behalf of Management of the Corporation. The cost of preparing, assembling and mailing to the shareholders of the Corporation the Notice of the Meeting, this Circular and the form of proxy for the Meeting will be borne by the Corporation. In addition to the solicitation of proxies by mail, officers, directors and employees of the Corporation may, without additional compensation, solicit such proxies on behalf of Management of the Corporation personally or by telephone. The Corporation will also reimburse investment dealers, banks, custodians, nominees and other fiduciaries for their reasonable charges and expenses incurred in forwarding proxy material to beneficial owners of the Common Shares.

The Common Shares represented by the enclosed form of proxy (if the same is executed in favour of Management's nominees as proxies and deposited as provided in the Notice of Meeting) will be voted and, where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares will be voted or withheld from voting in accordance with the specifications so made. If no choice is specified, such shares will be voted (i) FOR the election of directors; (ii) FOR the appointment of auditors and the authorization of the Board to fix their remuneration for the next year; and (iii) FOR the Consolidation Resolution.

Appointment of Proxies

The persons named in the enclosed proxy are directors and officers of the Corporation. Each shareholder has the right to designate as such shareholder's proxyholder a person other than the Management nominees to attend and act for such shareholder at the Meeting. Any shareholder desiring to exercise any such right may do so by striking out the names of the Management nominees in the enclosed proxy and inserting in the space provided the name of the person which such shareholder desires to appoint as proxy-holder or may do so by executing a proxy in form similar to the enclosed form. Proxies may be deposited with TSX Trust Company (Canada) by using either the enclosed return envelope or by mailing it to TSX Trust Company (Canada), P.O. Box 721, Agincourt, Ontario M1S 0A1. Proxies may also be faxed to TSX Trust Company at (416) 368-2502 or toll free at 1-866-781-3111 or emailed at proxyvote@tmx.com. All proxies, whether delivered by mail, fax, or email, must be deposited with TSX Trust Company (Canada) prior to 4:00 p.m. (Toronto time) on Wednesday, March 22, 2023 (or if the Meeting is adjourned or postponed, on the last business day prior to the date of the adjourned or postponed Meeting) or may be deposited with the Chairman at the Meeting. However, notwithstanding the foregoing, we urge you to sign, date and return the enclosed form of proxy as soon as possible to assist us in preparing for the Meeting.

Non-Registered Holders

Only registered holders of Common Shares, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, Common Shares beneficially owned by a holder (a "Non-Registered Holder") are registered either:

(a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

These securityholder materials are being sent to both registered and non-registered owners of Common Shares. The Corporation has either distributed copies of the Notice of Meeting, this Circular and the form of proxy (collectively, the "meeting materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders or to Non-Registered Holders directly. If you are a Non-Registered Holder, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the issuer (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the applicable request for voting instructions.

Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the meeting materials to Non-Registered Holders. Non-registered beneficial shareholders should follow the instructions and complete the form that your Intermediary delivered to you with this Circular. This form will provide the necessary instructions to your Intermediary as to how you would like to vote your Common Shares at the Meeting. If you plan on attending the Meeting in person, you will not be entitled to vote in person unless the proper documentation is completed. You should contact your Intermediary well in advance of the Meeting and follow its instructions if you want to vote in person.

Management of the Corporation does not intend to pay for Intermediaries to forward the meeting materials to objecting beneficial owners. An objecting beneficial owner will not receive the meeting materials unless the objecting beneficial owner's Intermediary assumes the cost of delivery.

Revocation

Under the provisions of the OBCA a shareholder giving a proxy has the power to revoke it. The following is the revocation procedure described in section 110(4) of such Act:

"A shareholder may revoke a proxy,

(a) by depositing an instrument in writing that complies with subsection (4.1) and that is signed by the shareholder or by an attorney who is authorized by a document that is signed in writing or by electronic signature;

(b) by transmitting, by telephonic or electronic means, a revocation that complies with subsection (4.1) and that, subject to subsection (4.2), is signed by electronic signature; or

(c) in any other manner permitted by law.

(4.1) Time of revocation - The instrument or the revocation must be received,

(a) at the registered office of the corporation at any time up to and including the last business day preceding the day of the meeting, or any adjournment of it, at which the proxy is to be used; or

(b) by the chair of the meeting on the day of the meeting or an adjournment of it.

(4.2) Electronic signature - A shareholder or an attorney may sign, by electronic signature, a proxy, a revocation of proxy or a power of attorney authorizing the creation of either of them if the means of electronic signature permits a reliable determination that the document was created or communicated by or on behalf of the shareholder or the attorney, as the case may be."

A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the meeting.

Exercise of Discretion by Proxies

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments to or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date hereof, the Management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting. If any such other matter or if any amendments to or variations of the matters identified in the Notice of Meeting should properly come before the Meeting, proxies received pursuant to this solicitation will be voted on such amendments, variations and other matters in accordance with the best judgment of the person voting the proxy.

INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or officer of the Corporation since the beginning of the last financial year, and no proposed director of the Corporation, has any material interest in any transaction to be acted upon at the meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed above and elsewhere in this Circular, or as previously disclosed in the Corporation's annual information form dated December 5, 2022, no director or officer of the Corporation, proposed director of the Corporation, insider of the Corporation or any associate or affiliate of any of the foregoing persons has or has had any material interest in any transaction since the commencement of the Corporation's most recently completed financial year or in any proposed transaction that has materially affected or will materially affect the Corporation or any of its subsidiaries. The Corporation's annual information form dated December 5, 2022 is available on the SEDAR website for Canadian regulatory filings at www.sedar.com.

ADDITIONAL INFORMATION

Financial information regarding the Corporation is provided in the Corporation's comparative financial statements and MD&A for its financial year ended September 30, 2022. Additional information about the Corporation, including Electrovaya's current annual information form, financial statements and MD&A, can be found free of charge on the SEDAR website for Canadian regulatory filings at www.sedar.com. Shareholders may also contact the Corporation at 905 855 4610 to request copies of such materials free of charge.

The contents of this Circular and the mailing thereof to the shareholders of the Corporation have been approved by the Board of Directors.

By Order of the Board of Directors

Sankar Das Gupta

Executive Chairman

Toronto, Ontario

February 21, 2023

APPENDIX 1

CORPORATE GOVERNANCE PRACTICES

Form 58-101F1	Corporation	Comments Regarding the Corporation's Corporate Governance Practices
Required	Status*
Disclosure
1. Board of Directors	Yes

A majority of the Corporation's board of directors (the "Board") is independent as at the date hereof. Currently, 3 of the 5 directors of the Corporation are independent: Dr. Jim Jacobs, Dr. Carolyn Hansson, and Kartick Kumar. These directors were and are independent, as applicable, because they are independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with their ability to act with a view to the best interests of the Corporation. The Board has adopted appropriate procedures to ensure that the Board operates independently of management. These procedures include management consulting with members of the Board on a regular basis whenever any key decisions are being made on behalf of the Corporation to ensure that the Board concurs with the actions being proposed.

The following two directors are not independent: Dr. Sankar Das Gupta and Dr Raj Das Gupta. The Board has determined that Dr. Sankar Das Gupta is not independent because he holds approximately 31.3% of the outstanding Common Shares. Dr Raj Das Gupta is not independent as he is related to Dr Sankar Das Gupta. He is also not independent due to his position as Chief Executive Officer.

As at the date hereof there are presently no directors which are directors of other issuers that are reporting issuers (or the equivalent).

The independent directors meet without the non-independent directors on a regular basis. These meetings of the independent directors are generally held in conjunction with regularly scheduled Board meetings. Since the beginning of the most recently completed financial year, five such meetings have been held.

The attendance record of each director for Board and Committee meetings held in the Corporation's 2022 financial year is as follows:

		Name	Board	Audit	Nominating,
			of	Committee	Corporate
			Directors		Governance and
Compensation
Committee
		Sankar Das	5/5	-	-
Gupta
		Alexander	2/5	2/4	1/2
McLean
		Bejoy Das	5/5	-	-
Gupta
		Carolyn	5/5	4/4	2/2
Hansson
		Jim Jacobs	5/5	4/4	2/2
		John Macdonald	0/5	0/4	0/2
		Kartick Kumar	2/5	2/4	1/2
		Raj Das Gupta	5/5	-	-

Both Alexander McLean and John McDonald ceased to be directors of the Company as of 25 March 2022. Dr Bejoy Das Gupta is not standing for re-election.

2. Board Mandate	Yes	The Board's written mandate is posted under Corporate Governance on the Company's website.
3. Position Descriptions	Yes	The Board has adopted a position description for the chair and responsibilities for directors, as well as position descriptions for the chair of the Audit Committee. The position descriptions are written under the relevant Board and Committee Mandates and are posted in the Corporate Governance section on the Company's website. Furthermore the Board has adopted position descriptions for the CEO and CFO.
4. Orientation and Continuing Education	Yes	The Corporation has developed an informal orientation and education program that it uses when a new individual has joined the Board. New members of the Board are provided with a set of materials relevant to the Corporation, including its most recent annual and interim financial statements and other public filings, and a memorandum from counsel outlining the duties, obligations and liabilities of directors of Canadian public companies. The Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors, specifically by alerting its directors to opportunities, as they arise, to enhance such skill and knowledge.
5. Ethical Business Conduct	Yes	The Corporation has adopted a written Code of Business Conduct and Ethics Policy ("Code") that provides guidelines on the standards of conduct expected of directors and employees of the Corporation, including guidelines on conflict of interest issues. The Board monitors and promotes compliance with the Code on a regular basis. On an annual basis all Directors are required to provide their written confirmation of compliance with the Code. The Corporation's Code of Business Conduct and Ethics Policy is posted under Corporate Governance on the Company's website.
6. Nomination of Directors	Yes	The Nominating, Corporate Governance and Compensation Committee is responsible for proposing to the full Board new nominees and is involved in the on-going assessment of the current directors. The members of the Nominating, Corporate Governance and Compensation Committee are independent directors.

7. Compensation	Yes	The Board, in conjunction with the Nominating, Corporate Governance and Compensation Committee, periodically reviews the adequacy and form of the compensation that is paid to the Corporation's Board, including individual directors, to ensure that such compensation is appropriate under the circumstances. The Corporation may retain third party consultants, as necessary, to review the compensation paid to its individual directors. In addition, the Nominating, Corporate Governance and Compensation Committee ensures that the salary and benefit programs and strategies of the Corporation are continuously capable of hiring and retaining superior personnel and motivating these employees to achieve superior results in line with the objectives of the organization. The Nominating, Corporate Governance and Compensation Committee ensures an appropriate compensation framework exists to achieve this objective. The governing principles relating to this compensation framework are:

(a) to establish compensation levels that are fair and competitive within the markets in which the Corporation competes for talent;

(b) to link compensation to the performance of the Corporation and the contribution of the individual to such performance;

(c) to align the interests of employees with the short and long-term interests of the Corporation's shareholders; and

(d) to establish a compensation mix that is aligned with the Corporation's overall objectives and evolves as the Corporation moves through various business stages.
8. Other Board Committees	Yes	Board Committees include the Audit Committee and the Nominating, Corporate Governance and Compensation Committee. The members of these committees are described elsewhere in this Management Information Circular.
9. Assessments	Yes	The Nominating, Corporate Governance and Compensation Committee is responsible for the assessment of the Board and its directors and developing the Corporation's approach to governance issues. The Board, in conjunction with its Nominating, Corporate Governance and Compensation Committee, assesses the effectiveness of the Board, its committees and individual directors.
10. Director Term Limits and Other Mechanisms of Board Renewal	Partly	Directors can be re-elected to the Board annually. The Board has not adopted a term limit for directors or established a retirement age for directors. The Corporation believes that the imposition of director term limits implicitly discounts the value of experience and continuity on the Board and runs the risk of excluding effective Board members who have longstanding knowledge of the Corporation and its operations as a result of an arbitrary determination. The Board believes that it can achieve the right balance between continuity and encouraging turnover and independence without mandated term limits and relies on its annual director assessment procedures in this regard.
11. Policies Regarding the Representation of Women on the Board	Partly	While the Nominating, Corporate Governance and Compensation Committee considers diversity when considering new candidates for director and executive positions, the Board has not adopted a written policy relating to the identification and nomination of women directors or executive officers or set specific minimum targets for Board or executive officer composition at this time. The Board believes that each potential nominee should be evaluated based on his or her individual merits and experience, taking into account the needs of the Corporation and the current composition of the Board and management team, including the current level of representation of women in such positions. For the 2022 fiscal year, one of the Corporation's five directors (16.6%) and none of the Corporation's three executive officers (0%) are women.

12. Consideration of the Representation of Women in the Director Identification and Selection Process	Partly	See comments above under heading "11. Policies Regarding the Representation of Women on the Board".
13. Consideration Given to the Representation of Women in Executive Officer Appointments	Partly	See comments above under heading "11. Policies Regarding the Representation of Women on the Board".
14. Issuer's Targets Regarding the Representation of Women on the Board and in Executive Officer Positions	Partly	See comments above under heading "11. Policies Regarding the Representation of Women on the Board".
15. Number of Women on the Board and in Executive Officer Positions	Partly	See comments above under heading "11. Policies Regarding the Representation of Women on the Board".

* "Yes" indicates that the Corporation is generally aligned with the understood intent of the relevant Form 58-101F1 requirement.

"Partly" indicates that the Corporation is partially aligned with the understood intent of the relevant Form 58-101F1 requirement.

"No" indicates that the Corporation is not generally aligned with the understood intent of the relevant Form 58-101F1 requirement.

APPENDIX 2

Directors Skill Matrix

Board Skill Matrix	Total	Dr. Sankar Das Gupta	Dr. Bejoy Das Gupta	Dr. Carolyn Hansson	Dr. Jim Jacobs	Kartick Kumar	Dr Raj Das Gupta
Skills Expertise
A. Audit / Financial Accounting
Ability to read, understand, and scrutinize financial statements.	7	Y	Y	Y	Y	Y	Y
B. CEO / Senior Executive
Experience as a CEO or Senior Executive of a large organization.	6	Y	Y	Y	Y	Y	Y
C. Corporate Governance
Knowledge of best practices and stakeholder expectations regarding the governance of a public company.	6	Y	Y	N	Y	Y	Y
D. Environment, Health and Safety
Experience managing risks and duties relating to environment, health, and safety.	7	Y	Y	Y	Y	Y	Y
E. Government Policy & Regulation
Understanding of government policy and regulation.	6+	Y	Y	Limited	Y	Y	Y
F. Human Resource Management
Understanding of and experience with human resources issues and executive
compensation programs.	6	Y	Y	N	Y	Y	Y
G. Marketing Experience
Senior executive experience with marketing and sales.	4	Y	Y	N	N	Y	Y
H. Manufacturing Experience
Senior executive experience with manufacturing and international supply chain management.	2	Y	N	N	Y	N	Y
I. Public Company Experience
Experience serving as a senior executive or board director of a publicly traded company.	5+	Y	Y	Limited	Y	N	N
J. Research / Technology
Senior executive experience in research, technology, and/or IT.	7	Y	Y	Y	Y	Y	Y
K. Strategic Planning
organization.	5+	Y	Y	Limited	Y	Y	Y